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                                                                       EXHIBIT H



                                                               February 21, 1997

                                  MEMORANDUM



TO: Office of Public Utility Regulation, Division of Investment Management, Securities and Exchange Commission

FROM:           James R. Doty
                Baker & Botts, L.L.P.

RE: The General Interpretive Powers Held by the SEC With Regards to the Public Utility Holding Company Act of 1935.


                The June, 1995, report entitled The Regulation of Public-Utility Holding Companies (the "1995 Staff Report"), stated that "decisions under [Sections 3(a)(1) and 3(a)(2)] have generally focused on size as a proxy for effective state regulation. The result has been a somewhat confusing array of decisions."(1) While the 1995 Staff Report amply demonstrates the inconsistencies in the application of a gross-to-gross test in its prior decisions, 35% has emerged as an informal benchmark of the relative contribution by a subsidiary (on a gross-to-gross basis) that has been used by the Commission for purposes of granting an exemption under Section 3(a)(2).(2)

                In their Form U-1 Application, regarding a proposed merger transaction with NorAm Energy Corp. ("NorAm"), Houston Industries Incorporated ("HI") and Houston Lighting & Power Company ("HL&P") submitted that it would be in the public interest to revisit the appropriateness of the 35 percent benchmark. This Memorandum discusses the Commission's broad power to interpret and define the terms, phrases and provisions used in the Public Utility Holding Company Act of 1935 (the "Act"), and to supplement and expand upon the Commission's own usage and application of those terms, in appropriate cases without informal rulemaking. As such, we intend this Memorandum to support



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          (1) 1995 Staff Report at 111.

          (2) Id. at 111-12. The Commission has stated that "in all prior cases where exemptions under Section 3(a)(2) have been denied, the gross utility revenues of the subsidiaries have exceeded 35 percent of those of the parent." Id. In re Maine Public Service Co., Holding Co. Act Release No. 7541 (July 7, 1947).



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our position that the Commission should expand upon its prior discussions of what constitutes "predominantly a public-utility company."

I. The Commission Has Broad Authority To Define Terms When Interpreting and Applying The Provisions Of Section 3 Of The Act.

                It is a well settled tenet of administrative law that an agency has the power to interpret statutes for which they have been delegated the authority to administer. In fact, one court has stated that, "[i]t needs no citation of authorities, in fact it would be an unnecessary exhibition of learning to cite authorities for the elementary proposition that an agency charged with carrying out a statute, . . . has also the authority to construe the statute."(3) Courts have further stated that not only do agencies have the power, but it is often necessary, and therefore, the duty of agencies to interpret provisions of the statutes.(4) This is true especially when an agency is defining a particular term in a statute it administers.(5)

                When an agency is acting pursuant to these powers, courts cannot substitute their judgment for that of the administrative agency.(6) Rather, courts "must respect the judgment of an agency empowered to apply the law to varying fact patterns,"(7) and cannot overturn an agency's interpretation if it is sufficiently rational or reasonable.(8)




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          (3) L'Enfant Plaza North, Inc. v. District of Columbia Redevelopment
Land Agency, 300 F. Supp. 426, 428 (D.D.C. 1969).

          (4) California Co. v. Udall, 296 F.2d 384, 388 (D.C. Cir. 1961); see Hoctor v. USDA, 82 F.3d 165, 168 (7th Cir. 1996).

          (5) See Zuber v. Allen, 90 S.Ct. 314, 330 (1969); see also Marshall
v. Burlington Northern, Inc., 595 F.2d 511, 513 (9th Cir. 1979).

          (6) When interpreting statutory provisions, administrators of the statutes often must choose between two conflicting reasonable interpretations. Holly Farms Corp. v. National Labor Relations Board, 116 S.Ct. 1396, 1401
(1996). But, because of their expertise and specialization in the particular regulatory area, administrative agencies are better suited to fill in the gaps and interpret ambiguous statutory terms. In light of this, courts give deference to the agency's interpretation. Chevron, U.S.A., Inc. v. NRDC, 467 U.S. 837 (1984).

          (7) Holly Farms, 116 S.Ct. at 1401.

          (8) Niagara Frontier Tariff Bureau v. United States, 826 F.2d 1186, 1190-91 (2d Cir. 1987); Arkansas AFL-CIO v. FCC, 11 F.3d 1430, 1441 (8th Cir.
1993).

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                It is also well understood that, in discharging its
interpretive duty, an agency will find it necessary to redefine or expand upon the definitions of the operative terms of the statute.(9) An agency is accorded the same deference when it changes its interpretation through redefining or refining the terms of the statutes it administers. Courts have recognized that, "an agency may change its interpretation of a statute entrusted to its administration, and that when the intent of Congress is unclear courts must uphold the agency's interpretation if it is based on a 'reasonable accommodation of conflicting policies.'"(10) In this circumstance, courts understand that an agency must have the latitude to adopt standards that may evolve over time in response to the changing realities of the industries they regulate.(11) These "course corrections" are allowed as long as they are consistent with Congressional intent,(12) and the agency provides a reasoned explanation for the change.(13)

        Aware of the necessity to interpret the terms and provisions of
Section 3 of the Act, the Commission has issued regulations and rules delineating its interpretation of the Act. The Commission's interpretation of the meaning of the term "predominantly," however, has historically been confined to a number of orders granting or denying the Section 3(a)(2) exemption. This category of Commission pronouncements is not issued pursuant to the procedures associated with informal rulemaking. This, however, does not affect the power or ability of the Commission to proceed in this manner when interpreting terms or provisions of the statute.(14) Nor is it expected that definitional changes will necessarily be effected by the formal procedures of notice and comment rulemaking.(15) Rather, the Commission has flexibility to



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           (9) This is the situation presented here. Congress has stated that,
"[t]he Commission, by rules and regulations upon its own motion, or by order upon application, shall exempt any holding company . . . from any provision or provisions of this chapter . . . ." 15 U.S.C. Section 79c(a) (1988). As the cases cited below indicate, the general exemptive authority could not be responsibly implemented without an expansive view of the authority to define terms.

          (10) Production Worker Union of Chicago v. NLRB, 793 F.2d 323, 328 (D.C. Cir. 1986).

          (11) Arkansas AFL-CIO v. FCC, 11 F.3d 1430, 1441 (8th Cir. 1993).

          (12) Toyota Motor Sales, U.S.A., Inc. v. United States, 585 F. Supp. 649 (CIT 1984).

          (13) Rainbow Broadcasting Co. v. FCC, 949 F.2d 405, 408 (D.C. Cir.
1991).

          (14) ARCO Oil and Gas v. EPA, 14 F.3d 1431, 1433 (10th Cir. 1993)
(stating that the deferential standard of review "is the same whether the agency interpretation is performed through rulemaking or informal adjudication.").

          (15) See Employers Inc. of Wausau v. Browner, 52 F.3d 656, 666 (7th Cir. 1995) (stating "the degree of deference is tied not to the formality or elaborateness of the procedures used by the agency but to the character of the issue in relation to whatever procedures were employed to resolve it.").





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redefine, expand upon, and modify the terms of the statute without resorting to the cumbersome process of notice and comment rulemaking so it can respond quickly and effectively to changing industry realities. It is, therefore, well within Commission power to revisit the issue of what is meant by "predominantly a public-utility company" by issuing an order in response to the Form U-1 Application.

II. In Light Of The Pressures Exerted By A Rapidly Evolving Industry It Would Be Reasonable For The Commission To Expand Its Interpretation Of The Term "Predominantly."

        Historically, the Commission has interpreted the Act flexibly in accordance with the contemporary state of the utility industry, the market, and technology. The Commission has recognized that technology, the utility industry and the economy have changed extensively since the enactment of the Act, and continue to change.(16) Indeed, according to the 1995 Staff Report, "[s]ince enactment of the Holding Company Act, change has been the most consistent feature of the technology and regulation of electric and gas utilities."(17) And repeatedly, the Commission has chosen to evolve its interpretation of the Act in response to those changes.(18) As the Commission has explained, the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with changing economic and regulatory climates."(19)


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          (16) E.g., Consolidated Natural Gas Co., HCAR No. 26512, 1996 WL
218645, at *4 (1996); The Southern Co., HCAR No. 25639, 1992 WL 252209, at *5-7
(1992); In re Am. Elec. Power Co., HCAR No. 20633, 1978 WL 19453, at *9-10
(1978). See generally 1995 Staff Report.

          (17) 1995 Staff Report at 11.

          (18) E.g., Consolidated Natural Gas Co., 1996 WL 218645, at *4; Unitil Corp., HCAR No. 25524, 1992 WL 93961, at *4 (1992); The Southern Co., 1992 WL
252209, at *6-7; In re Am. Elec. Power Co., 1978 WL 19453, at *7-10.

          (19) Union Elec. Co., 45 S.E.C. 489, 503 n.52 (1974), aff'd sub nom
City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975), cited with approval in Eastern Utils. Assocs., HCAR No. 26232, 1995 WL 71422, at *3
(1995), and cited with approval in The Southern Co., 1992 WL 252209, at *6 &
n.39. In considering the definition of an integrated electric-utility system, the Commission has reiterated that it "has recognized that 'Congress did not intend to impose rigid concepts but instead expressly included flexible considerations' to accommodate changes in the electric utility industry. Thus, the Commission has considered advances in technology and the particular operating circumstances in applying the integration standards." Unitil Corp., 1992 WL 93961, at *3 (citations omitted).


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         An example of the Commission's acknowledgment of these pressures is evident in a 1996 Release amending a previous order regarding the proposed expansion of the activities of SEI Holdings, Inc. ("SEI"), a wholly owned nonutility subsidiary of The Southern Company ("Southern").(20) Initially, the Commission issued an order authorizing SEI to acquire, directly and indirectly through subsidiaries, the securities of companies that derive a substantial portion of their revenues from energy related businesses.(21) SEI filed an amended application asking the Commission to expand the category of activities in which SEI was allowed to engage, including the right to engage in all forms of brokering and marketing transactions involving all energy commodities.

         Prior to this Release, it had been Commission policy, with regard to proposed marketing of energy commodities at retail, to authorize the proposal subject to a reservation of jurisdiction pending review of specific state plans or programs concerning retail wheeling.(22) However, the Commission reversed that policy in this case, stating that "in view of the pace of developments in the industry, . . . retail marketing proposals that satisfy that statutory requirements should not be subject to the delays inherent in a reservation of jurisdiction."(23) The Commission further stated that:

         Industry trends and competitive pressures make it important for registered system companies to be poised to compete in new markets as they are created. . . . such participation is consistent with the statutory goals to ensure a sound utility industry and the protection of the interests of consumers . . . .(24)

         Another example of the Commission's flexible approach to interpreting the Act can be found in the Commission's 1992 approval of a registered holding company's proposed acquisition of Australian public utility operations.(25) In deciding that the proposed transaction



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          (20) SEI Holdings, Inc., Holding Co. Act Release No. 26,581
(September 26, 1996).

          (21) SEI Holdings, Inc., Holding Co. Act Release No. 26,468 (Feb. 2
1996).

          (22) SEI Holdings, Inc., Holding Co. Act Release No. 26,581 (September 26, 1996).

          (23) Id.

          (24) Id.

          (25) The Southern Co., 1992 WL 252209.




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satisfied the standards of sections 10 and 11 of the Act, the Commission chose not to rely on its earlier decisions, but rather made an independent evaluation of whether the transaction was consistent with the statutory scheme, in light of the current state of domestic public utility companies, the modern world economy and the regulatory environment.(26) Recognizing that the economy and the regulatory environment had undergone significant changes, the Commission embraced "a departure from the dicta of earlier Commissions concerning the combination of domestic and foreign properties,"(27) and approved the acquisition.

         The Commission's commitment to evolving its interpretation of the Act is also evidenced by its series of decisions concerning proposed acquisitions by American Electric Power Company, Inc. ("AEP"). In 1946, the Commission rejected AEP's application for permission to acquire the stock of the Columbus and Southern Ohio Electric Company ("CSOE"), asserting that "the substantially enlarged group of properties that would result from the acquisition . . .
cannot be found to be 'not so large as to impair . . . the advantages of localized management and the effectiveness of regulation.'"(28) Yet, in 1978, the Commission approved in principle AEP's application to acquire CSOE's stock. The Commission rationalized its change in direction in part by observing that since 1946, technological justifications for large systems spanning many states had become clear.(29) The Commission also maintained that the energy crisis had changed the desired level of competition for electric utilities.(30)

         The Commission has also applied this same principle of flexibility when interpreting section 3(a)(2). As the Commission has explained in the 3(a)(2) context, the determination of whether the 3(a)(2) standards are satisfied must be made "in the light of contemporary circumstances" and the Commission's "present view of the Act's requirements."(31) Further, in order to "respond flexibly to the legislative, regulatory and technological changes that are



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          (26) Id. at *4-7.

          (27) Id. at *5.

          (28) In re Am. Elec. Power Co., WL 252209, at *8 (quoting American Gas & Elec. Co., 21 S.E.C. 575, 816-17 (1946)).

          (29) Id. at *8-10 & n.26. In support of its rationale, the Commission cited, among other sources, a Brookings Institution study dated 1971 which asserted that the Act's "atomization" of the electric power industry was as undesirable under current levels of technology as had been the over-concentration of the industry under the technology of earlier years.

          (30) Id. at *12.

          (31) Union Elec. Co., 45 S.E.C. at 503.



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transforming the structure and shape of the utility industry,"(32) the
Commission has indicated a willingness to reconsider precedent in interpreting
Section 3(a) of the Act.(33) In this vein, the Commission has announced its intention to reject bright-line tests and rather to consider the specific facts and circumstances surrounding each specific request for exemption, giving significant attention to the availability of state regulation for the proposed transaction.(34)

         As recognized by the Commission and Staff in the releases and reports noted above, the public utility industry is already engaged in rapid change. Competitive forces beyond the control or influence of any single public utility or combination of utilities are transforming the marketplace for electric power and natural gas. Electric utilities, such as HI, must be allowed to respond quickly and innovatively in order to keep pace with the changing environment. It is appropriate, therefore, that the Commission respond with commensurate promptness and flexibility when determining the rights and obligations of entities operating in the industry it regulates.

         HI and NorAm, as private parties to a business combination, have proceeded in the reasonable expectation that the Commission should not and will not balk at the reconsideration of an outdated "benchmark" -- such as the gross-to-gross computation -- or in defining the terms of the Act. Therefore, as the Commission considers HI and HL&P's Form U-1 application, it should consider Section 3(a)(2) in light of present market and industry realities, and expand upon its interpretation of the term "predominantly" as necessary to grant the exemption.




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          (32) 1995 Staff Report at 70.

          (33) Id. at 119.

          (34) Id.

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